Exhibit 99.1

Titan Medical to Issue First Quarter 2022 Financial Results on May 12, 2022

TORONTO--(BUSINESS WIRE)--April 28, 2022--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company focused on single access robotic-assisted surgery (RAS), today announced that the company plans to issue its first quarter 2022 financial results prior to market opening on Thursday, May 12, 2022. In addition, management will host an investor audio webcast at 8:30 a.m. ET to discuss financial results and business highlights. Speakers will include Paul Cataford, Interim President and Chief Executive Officer, and Stephen Lemieux, Chief Financial Officer.

A link to the live audio webcast will be made available on the "Investor Relations" section of the company’s website, www.titanmedicalinc.com. A webcast replay will be archived and accessible on the company’s website shortly after conclusion of the live audio webcast.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. The Enos™ single-access RAS system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand. The Enos system includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. Titan intends to initially pursue gynaecologic surgical indications with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s hosting of an investor audio webcast; the company’s focus on single access robotic assisted surgery; the Enos system providing a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com